INVEST IN **MOM JUICE**

Better-For-You, Low-Sugar Wines Designed for Today's Woman


MOM
JUICE
CALIFORNIA ROSÉ WINE

momjuicewine.com Denver, CO

Female Founder | Alcohol & Vice | Food & Beverage | Ecommerce | Consumer Goods

Highlights

1. ✈️ Served Onboard with American Airlines
2. Raised $1.1M in capital from Angel Investors
3. Featured in Black Enterprise, WWD, FORBES, the Today Show, and Good Morning America
4. Launching in 800+ Stores in 2025 (available in 400+ now) including Target, Total Wine, and Safeway
5. AfroTech Founders Circle + Black Ambition Prize winner in 2023

Featured Investors



Jermeen Sherman
Syndicate Lead

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Invested $20,000 ⓘ

blackambitionprize.com

Jermeen Sherman,

"Black Ambition is proud to support visionary underrepresented entrepreneurs who are redefining industries and creating lasting impact. KT Winery is more than just a better-for-you wine brand—it's a movement rooted in community, innovation, and inclusivity. As winners of the 2023 Black Ambition Prize Competition, the founders of Mom Juice have demonstrated the strategic insight, financial acumen, and purpose-driven leadership that align with our mission to position diverse founders to excel, uninterrupted. Their investment in KT Winery is a testament to their commitment to elevating diverse businesses and reshaping the future of entrepreneurship. We are excited to see how this partnership flourishes, opening new doors and setting the stage for meaningful change."



Rachel Roff

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Invested $25,000 ⓘ

therachelroff.com

"I truly believe in the name Mom Juice—it's golden. The brand and its positioning in the spirits category are incredibly strong. So many startups have a great product, but they miss the mark on branding and creativity, making it hard to resonate with consumers. Mom Juice gets it right. Beyond that, what truly convinced me to invest was the grit, tenacity, and hustle of the founders. I believe they understand the sacrifices needed to grow this brand in a way that is both financially and operationally smart. Their commitment and strategic mindset set them apart, and I have no doubt that Mom Juice is built for success."

Our Team



Kristin Taylor · Founder + CEO



Kristin Taylor Founder + CEO

Fiverr Collective 2025 | AfroTech Founder Circle 2024 | Black Ambition Prize Winner 2023 | Featured in Forbes | Named top CEOs by PureWow | Former brand builder and operations director for marketing firms serving the St. Regis, Ebay, and SlingTV



Macie Mincey Co-Founder + Head of Brand

Powerhouse mom of four, on a mission to make Mom Juice a household name; 8+ yrs consulting businesses at Wells Fargo, successful tech acquisition, invested over $1M in companies owned by women/POC, 130K+ engaged followers on TikTok/IG



Rachel Roff Advisor + Investor

Founder of Urban Skin Rx, Recently acquired by the American Exchange Group, under her leadership reached a $34 million valuation. Resident Chief of Brand at ThreadBeauty, a prominent makeup brand available at Target.



Monique Rodrigeuz Advisor

Founder and visionary behind Mielle (acquired by Proctor & Gamble) the fastest-growing, Black-founded, and women-led beauty brand.



Anessa Fike Chief People Officer

Fractional Chief People Officer | Provides strategic & operational leadership in HR, talent acquisition, & employer branding for 10+ yrs. Working with clients across various industries and sizes; NASA, Uber, NPR.



Alex Butti Fractional COO

Launched the first canned wine (Bev) into the market with broad expertise to build, scale, and optimize both internal & external operations to support rapid growth and national distribution until acquisition to Gallo.

Wine Culture is Evolving—Mom Juice is Leading the Charge.



Let's start somewhere a little unexpected - **91% of Women Feel Misunderstood by Beverage Brands + Marketers**

So we turned to the industry that gets it... *beauty*



Our Advisors

Monique Rodriguez
Advisor

Founder of Mielle Organics
Acquired by Proctor + Gamble

Rachel Roff
Investor + Advisor

Founder of Urban Skin Rx
Grew to *$34M in Revenue* before Founder exit

Targeting the biggest consumer base controlling 85% of overall

base controlling 85% of overall purchases

Providing millennial women optionality from a brand they can trust with our traditional + NA offerings.



The #1 factor is low sugar and clean wine

which matches how our target customer buys everything.

We surveyed our customers on social media on the most important factors in why and how they buy wine.

Meet the Founders Behind Mom Juice: Kristin Taylor & Macie Mincey

The wine industry is overdue for a refresh, and *Mom Juice* is leading the charge. Founded by **Kristin Taylor** (Founder & CEO) and **Macie Mincey** (Co-Founder & Head of Brand), *Mom Juice* is more than just a wine brand—it's a movement redefining what it means to sip, socialize, and celebrate.

Kristin Taylor is no stranger to breaking barriers. A **2023 Black Ambition Prize Winner** and a recognized entrepreneur in **AfroTech Founders Circle, Fiverr 2025 Collective, and Denver Startup Network + Blackstone Colorado 2024 Founder**, Kristin has built KT Winery, *Mom Juice's parent company* from the ground up, creating a brand that speaks to the next generation of wine drinkers. Under her leadership, *Mom Juice* has landed in **400+ retailers with 800+ coming throughout 2025** (projections not guaranteed), including Target and Total Wine, and achieved a **4x revenue surge in just one year.**

Macie Mincey, mother of four and one of the creative forces behind *Mom Juice,* knows how to build brands that resonate. A **former tech founder with a successful acquisition,** she's leveraged her expertise to turn *Mom Juice* into a cultural

leveraged her expertise to turn *Mom Juice* into a cultural phenomenon. Macie's storytelling has captivated audiences with a **TikTok following of 100K+ and 25K+ on Instagram**, earning *Mom Juice* a feature on **Good Morning America** and cementing its place as the go-to wine for modern drinkers.





Say hello to
MomJuice®
We created a wine for women and addressed their concerns.
Low Sugar
< 9 Ingredients
Gluten-Free
Vegetarian
Inspired by the Founder, Kristin's allergies and clean living habits, formulated to be the better-for-you alternative in the wine industry.

The Opportunity = Wine, But Better

We deserve better wine.

Wine should be **clean, transparent, and made with simple, high-quality ingredients**—without the unnecessary additives, excess sugar, and mystery ingredients most brands don't talk about. Today's consumers, especially **Millennials and Gen Z**, are paying more attention to what's in their glass.

Yet, the wine industry? **Still stuck in the past.**



TAM
$1.3T
$330B Global Wine Market +
$987B Global NA MArket
SOM
$214M
Based on future distribution + funding
SAM
$10.1B
Millennial women + Mothers in the US and Canada

For too long, brands have relied on **cheap fillers, artificial additives, and high sugar content to mask low-quality wine.** Meanwhile, 80% of millennials make repeat purchases to support a brand they love, and 83% prefer brands that align with their values. They want **fewer ingredients, clear labeling, and transparency from start to finish.**

So we're changing that.

We're leading the charge in **better-for-you, low-sugar, and clean wines** designed for modern drinkers who care about what's in their glass. Each bottle of Mom Juice is crafted with **fewer than 9 ingredients, no artificial additives, and no unnecessary sugar.**



#1 SKU
MOM JUICE
MOM JUICE
MOM JUICE
MOM JUICE
Red Blend
Sauvignon Blanc
California Rosé
Cabernet Sauvignon
Cabernet Sauvignon

The Future of Wine is Here—And It's Not *Just* Booze

The alcohol industry is growing by **5.95% year over year**, but the real disruptor **is non-alcoholic wine.** With a projected **CAGR of 7.9% to 10.1%**, this category is exploding as more consumers embrace **moderation, wellness, and alcohol-free alternatives.**

That's why Mom Juice is expanding into **non-alcoholic wines**, bringing the same **clean ingredients, low sugar, and bold flavors**

to a whole new market. Because whether you're sipping with alcohol or without, **you deserve something that tastes amazing, looks good, and fits your lifestyle—without the junk.**



More Choices, More Juice

We're expanding into **non-alcoholic wine**, but that doesn't mean we're leaving our original consumers behind. In fact, we're giving them more of what they already love—just with more options to fit every occasion.

Here's the truth: **82% of non-alcoholic wine buyers also**

purchase traditional wine with alcohol. Consumers aren't choosing one or the other—they're drinking both. Some nights call for a full glass, others call for something just as delicious, but without the alcohol.

That's why we're introducing **Mom Juice Non-Alcoholic Wine**— the same **clean ingredients, low sugar, and bold flavors** in a zero-proof option. Whether you're drinking for the buzz or just for the taste, Mom Juice has you covered.

Our Traction

400 to 1,750+ doors in 2026

With major retailer partnerships like Target, Total Wine, and Safeway



Forward-looking projections are not guaranteed.








HOW WE STACK UP
against our competitors on the shelves

	MOM JUICE	Avaline Celebrity Owned	Spade and Sparrows Celebrity Owned	Noughty AF Wines
Allergen Free (Gluten and Veg)	✓	✓	✗	✗
Ingredients listed on the bottle	✓	✗	✗	✓
Low to No Sugar	✓	✓	✓	✗
Made for Moms	✓	✗	✗	✗

The Team

60+ YEARS OF WINEMAKING & STARTUPS



FROM LEADING BRANDS LIKE *KENDAL JACKSON, BEV, UBER, RNDC & US FOODS*

Kristin Taylor — CEO + Founder
Macie Mincey — Co-Founder
Brian Kosi — Head Winemaker
Maurice Anderson — National Account + Sales Manager
Alex Butti — Chief Operating Officer
Lauren Hix — Operations Assistant + Podcast Producer
Anessa Fike — Chief People Officer









